                                                               EXHIBIT 99.(e)(7)

[LETTERHEAD OF NORTHROP GRUMMAN]



                                         December 21, 2000



Dr. Ronald D. Sugar
518 Lakeview Canyon Road
Westlake Village, California 91362

Dear Ron:

This letter (the "Northrop Grumman Agreement") will confirm our discussions regarding your employment with Northrop Grumman Corporation following its acquisition of Litton Industries, Inc. ("Litton").

Northrop Grumman is entering into a Merger Agreement with Litton, pursuant to which Litton shall become a wholly owned subsidiary of Northrop Grumman (the "Litton Transaction"). This transaction will constitute a "Change of Control" as that term is used in your existing Change of Control Employment Agreement ("COCEA") and your existing June 21, 2000 agreement (the "Letter Agreement") with Litton. (The COCEA and the Letter Agreement are collectively referred to as the "Litton Agreements").

Following the closing of the transaction, you shall be employed as an elected Corporate Vice President of Northrop Grumman and as President and Chief Executive Officer of the Litton subsidiary of Northrop Grumman. You will report to the Chief Executive Officer of Northrop Grumman. In addition, prior to the closing date of the Litton Transaction you will be elected to the Northrop Grumman Board of Directors effective as of the closing date.

Upon the closing of the Litton Transaction, Northrop Grumman will assume the obligations of your Litton Agreements. However, in consideration for your employment by Northrop Grumman on the terms set forth above, you agree to modify these Agreements as set forth below. Specifically, notwithstanding anything to the contrary in the Litton Agreements, you agree that:

     1. The period of time commencing as of the closing date of the Litton transaction and ending on the later of (i) six months after the closing, or (ii) December 31, 2001 shall be the "Employment Period." Except as expressly set forth in Sections 2 and 3 below, you hereby agree to waive any claims you may have to terminate

Dr. Ronald D. Sugar
December 21, 2000
Page 2


          your employment during the Employment Period for "Good Reason" (as that term is defined in Section 5(c) of the COCEA), or to terminate your employment and claim a "Constructive Termination Without Cause," as that term is defined in Section 9(ii) of your Letter Agreement. Therefore, if you terminate your employment during the Employment Period (except for the reasons set forth in Sections 2 and 3 below) you shall not be entitled to any severance benefits under either the COCEA or the Letter Agreement.

     2. If during the Employment Period Northrop Grumman fails to pay you your Annual Base Salary or Annual Bonus as those terms are defined in Sections 4(b)(i) and (ii) of the COCEA, or if you no longer report to the Chief Executive Officer of Northrop Grumman, you shall have the right to terminate your employment at that time for Good Reason and receive the benefits set forth in Section 6(a) of the COCEA, provided you have given Northrop Grumman prior written notice of such failure to pay or of such change in reporting relationship and a reasonable opportunity to cure.

     3. Similarly, if during the Employment Period Northrop Grumman reduces your current base salary or target bonus opportunity as a percentage of base salary as set forth in Section (9)(ii)(A) of the Letter Agreement, or fails to make any other payments due you under that Agreement, or if you no longer report to the Chief Executive Officer of Northrop Grumman, you shall have the right to terminate employment based on a Constructive Termination Without Cause and receive severance benefits pursuant to the terms of the Letter Agreement, provided you have given Northrop Grumman prior written notice of such reduction or failure to pay, or change in reporting relationship, and a reasonable opportunity to cure.

     4. Nothing in this Northrop Grumman Agreement shall affect your right to terminate from employment after the Employment Period and claim Good Reason or a Constructive Termination Without Cause based on events which occurred during the Employment Period. Nothing in this Northrop Grumman Agreement shall affect whatever rights you may have to accelerated vesting of unvested stock options, restricted stock, or Performance-Based Restricted Stock upon the occurrence of a change of control.

Dr. Ronald D. Sugar
December 21, 2000
Page 3

     5. You agree that your employment in the position of Chief Executive Officer of the Litton subsidiary of Northrop Grumman fully satisfies the contingency set forth in the first paragraph of Section 7 of the Letter Agreement relating to your election as Chief Executive Officer of Litton.

     6. You shall have the right to voluntarily terminate your employment during the thirty day period following the Employment Period, and such termination shall be a termination for Good Reason and therefore entitle you to severance benefits under the COCEA. Such termination shall also be a Constructive Termination Without Cause and shall entitle you to severance benefits under Section 7 (but not Section 8) of the Letter Agreement. In accordance with Section 7(vi) of the Letter Agreement, your combined total severance benefit under both
          Section 7(i) of the Letter Agreement and Section 6(a)(i)(B) of the COCEA shall be the greater of (i) $5,000,000 or (ii) three times the sum of your Annual Base Salary and Annual Bonus, or if higher, any bonus paid with respect to any fiscal year during the Employment Period (as those terms are defined in the COCEA).

          This Northrop Grumman Agreement shall be effective only in the event that the Litton Transaction closes on or before December 31, 2001, and shall have no force or effect in the event that the Litton Transaction falls to close by that date. If the Litton Transaction closes, then this Northrop Grumman Agreement along with your Litton Agreements as modified hereby shall constitute the entire agreement between you and Northrop Grumman pertaining to the subject matters covered by those Agreements. In the event the Litton Transaction fails to close by December 31, 2001, then your Litton Agreements shall remain in full force and effect and unmodified. This Northrop Grumman Agreement shall not be assignable by either party.

Dr. Ronald D. Sugar
December 21, 2000
Page 4



This is a tremendous opportunity for Northrop Grumman and Litton. I look forward to working with you in bringing about a smooth integration.

                                       Sincerely,

                                       /s/ Kent Kresa

                                       Kent Kresa





AGREED TO:



/s/ Ronald D. Sugar
-----------------------------
Ronald D. Sugar

Dated: 12/21/00
      -----------------------